



We help gun owners stay stocked up on ammunition... automatically.

The Problem

94m+ gun owners in the US regularly purchase a consumable product: ammunition. Unlike most other consumer goods, ammunition is subject to sudden demand spikes that can leave store shelves empty. Ammunition is also heavy, expensive in bulk, and difficult to store effectively.



Fear & Uncertainty

With varying political climates gun owners live in constant fear that they won't be able to get the ammunition they need when they need it.

Budget Constraints

It isn't practical for most people to purchase all of their needed ammunition up front to alleviate the fear that they will one day be unable to purchase what they want.

Habits & Lifestyle

For most shooters it is a constant struggle to both keep a supply of ammunition available and enjoy their hobby because ammunition is constantly being depleted.

The Solution

AmmoSquared simplifies ammunition ownership. We allow customers to purchase ammunition in small amounts (less than a single round) via a recurring "drip" purchase plan. Inventory is stored off-site, exchangeable, and deliverable on demand or automatically via a preset schedule.



Stockpile & Trade Ammunition

We help customers build up their supply and make adjustments as needs change. Users can add purchases, take delivery, or trade and sell at anytime.

Smaller purchases build up over time

Like building a 401K nest egg customers can "dollar cost average" ammunition purchases overtime versus making large purchases in bulk at once.

Avoid Storage Space & Environmental Hazards

With an off site supply, customers do not need to find space in their home, worry about temp fluctuations, moisture, or worse: flooding or fires.

How it Works

Ammo Budget

The customer sets a budget and selects the calibers, weights, and brands they wish to acquire on a regular interval.



Ammo Allocation

Ammo is allocated to the customer's inventory and builds up over time. They can make changes and manage everything online.

Ammo Delivery

Delivery can be automatic on pre-determined intervals or anytime upon request.

Our Difference

From purchasing to storage and delivery we make ammunition management simple.

- Set the budget, let it accumulate, and get a shipment when you are ready.

- Securely store your ammo purchases off-site and let them accumulate until needed.

- We provide a mix of budget to premium brands to fit all shooting styles.

- 75+ calibers from common to obscure

- Recurring "drip" style purchasing over time.

- Exchange inventory for other calibers on demand.

- Automatic "set it and forget it" delivery triggers for direct to doorstep shipments.



You've got Ammo!
Your AmmoSquared package was delivered.



Ammo Allocated
You allocated 250 Rds of 9mm Luger today.

Competitor Analysis

Key Features	AMMO²	Local Gun Shop	Walmart	Cabela's / Sportsman's Warehouse	MidwayUSA / Lucky Gunner
Buy in small dollar amounts	✓	◐	◐	◐	✕
Customize payment date & frequency	✓	✕	✕	✕	✕
Online inventory management	✓	✕	✕	✕	✕
Large variety calibers & brands	✓	◐	◐	◐	✓
Exchange calibers for other calibers	✓	✕	✕	✕	✕
Sell back inventory	✓	✕	✕	✕	✕
Safe & secure ammo storage	✓	✕	✕	✕	✕
Save storage space	✓	✕	✕	✕	✕
Delivery on your schedule	✓	✕	✕	✕	✕
Ship to your door	✓	✕	✕	◐	✓

Consumer Market

Americans love their firearms! Sales of ammunition make up 30% of the $13.3b domestic small arms market (~$4b). Industry growth is expected to increase 3.5% per year through 2022.

94 million
Estimated gun owners in the US.

600 million
Estimated firearms in the US.



$13+billion
Total Addressable Market

30.1%
AMMO

69.9%
OTHER SMALL ARMS

$4 Billion

$9.3 Billion

Business Model

Our core business is built on a recurring subscription service for the purchase, storage, and delivery of ammunition.

Projections



Metrics	CURRENT	GOAL (Yr. 3)
Monthly Recurring Revenue	$40,000	$360,000
Monthly Revenue per Account	$45.00	$75.00
Average Lifespan	10 months	16 months
Monthly Churn Rate	1.4%	0.6%
Customer Acquisition Cost	$20.00	$40.00
Gross Profit Margin	18.8%	40%
Lifetime Value	$450.00	$1,200
LTV:CAC	4.23	12

*Disclosure: These are forward looking projections and cannot be guaranteed. This is based on reducing churn, increasing profit margins, and increasing the customers through marketing.

Traction to Date

Initial validation of business model with simple Wordpress MVP. To date, we have a combined revenue of over $1m from 4,500+ registered customers in every state of the US.

40+ tons
Ammunition shipped to customers

~2.5 million
Rounds of ammunition shipped

1,000 Current Active Subscribers

$40K Monthly Recurring Revenue

$450 Lifetime Value

14.1% Average Monthly Growth



Testimonials



I love this service. I set and forget and get ammo delivered right to my door! The customer service is fantastic, as well. Couldn't ask for a better subscription box service!

- Morgan G.
  Texas

I love this Subscription Service I have used it for a couple months now and I thoroughly enjoy it. Good American people just trying to make a business and a name for themselves and I will support them 100%.

- Chance C.
  North Carolina



My wife and I love this service. We set our ammo needs in the subscription, and forget it. Ammo arrives when we hit our monthly target. Cannot be easier.

- Jim P.
  Colorado





I've been using ammo2 for over a year now and have to say its one of the best ways to get various amounts of ammo with comfort and ease.great prices and customer service....very happy with ammo 2

- Matt M.
  Kentucky



I love this company. I set up a small subscription months ago to begin building up ammo for hunting season a few bucks a month and I was not disappointed.

- Luke P.
  Arkansas

Road Map

Next 12 - 18 Months

Product Platform

(Increase conversions 10%, reduce churn .8%)

- Quick and easy customer onboarding

- Add additional ammo options via weight and brand

- Create feature to Trade and Exchange ammo

- Upselling additional ammo and products before shipping

- Add more emails and notifications to the process

Marketing

(Increase awareness and interest 550%)

- YouTube marketing with big influencers

- Instagram influencer marketing

- Integrate referral marketing into app so every customer can refer new customers for ammo

Business Process

(Increase margins 20%, effiecency to 8 hours)

- Improve margins through bulk purchases direct from manufacturers

- Integrate inventory tracking and shipping software.

- Streamline overall shipping process for faster ship times.

The Team

The team is made up of the initial founders who started AmmoSquared out of their garage and built a brand that customers love. Joining them to help take the company to the next level, are startup veterans with technology and design expertise who have multiple successful exits between them and love firearms.



Dan & Danielle Morton

Initial Founders (husband & wife)

Bootstrapped company to $1m in total sales over 4 years.



Clay Knight

Design & Product, Creative

WholeSecurity, dib creative, RealSavvy



Chris Corriveau

Technology & Product

Cisco, StockTwits, RealSavvy

Our Funding Target

$500k

Create a Scalable Technology Product

Increase Inventory & Margins

Increase Marketing & Customer Acquisition

Improve Business Operations & Efficiency

Thank You

Dan Morton

ammodan@ammosquared.com